                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2003

                          ROYAL CARIBBEAN CRUISES LTD.

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        FORM 20-F [X]    FORM 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              YES [ ]    NO [X]

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            (Registrant)



Date: April 24, 2003                        By: /s/ BONNIE S. BIUMI
                                                --------------------------------
                                                Bonnie S. Biumi
                                                Acting Chief Financial Officer

                          ROYAL CARIBBEAN CRUISES LTD.
                                2002 ANNUAL REPORT



                                    [PHOTO]

                                    [PHOTO]


A record 2.8 million guests sailed in 2002 on the 25 ships of Royal Caribbean International and Celebrity Cruises, enabling Royal Caribbean Cruises Ltd. to post a 38-percent increase in net income with record revenues of $3.4 billion. Nearing the peak of expansion in 2002, the company surpassed 50,000 double-occupancy berths and will reach 60,000 berths at the end of its current newbuilding program in 2004.

                                                            FINANCIAL HIGHLIGHTS


YEAR                REVENUES
----          --------------------
 88                      523
 89                      567
 90                      698
 91                      760
 92                    1,013
 93                    1,113
 94                    1,171
 95                    1,184
 96                    1,357
 97                    1,939
 98                    2,636
 99                    2,546
 00                    2,866
 01                    3,145
 02                    3,434

YEAR               NET INCOME
----          --------------------
 88                       14
 89                       42
 90                       52
 91                        4
 92                       61
 93                      107
 94                      137
 95                      149
 96                      151
 97                      175
 98                      331
 99                      384
 00                      445
 01                      254
 02                      351

YEAR          SHAREHOLDERS' EQUITY
----          --------------------
 88                      295
 89                      348
 90                      400
 91                      404
 92                      464
 93                      733
 94                      846
 95                      965
 96                    1,085
 97                    2,019
 98                    2,455
 99                    3,261
 00                    3,616
 01                    3,757
 02                    4,035

       ($ millions)



(dollars in thousands, except per share data)             2002                2001                 2000
Revenues                                               $3,434,347          $3,145,250          $2,865,846
Operating Income                                          550,975             455,605             569,540
Net Income                                                351,284             254,457             445,363
Earnings Per Share*                                    $     1.79          $     1.32          $     2.31
Shareholders' Equity                                   $4,034,694          $3,756,584          $3,615,915


(*diluted)

[PHOTO]
Richard D. Fain
Chairman and CEO


CHAIRMAN'S LETTER

March 24, 2003

DEAR SHAREHOLDERS:

That ominous cloud of world tension continues to loom over global travel, heightened now by the war in Iraq. We do not now know the duration or full repercussions of this conflict, nor can we predict the full impact on the business of cruise vacations. However, our performance during 2002 in the face of economic and geopolitical uncertainty provides some comfort regarding the strength of our company and of our industry. Within months of the horrifying 9/11 terrorist attacks, we experienced a dramatic rebound. Rising demand and the lure of our ultra-modern fleet enabled Royal Caribbean to achieve Net Income of $351.3 million, or $1.79 per share - a vigorous 38-percent increase in profits. These are truly remarkable results, given the negative influences that buffeted all segments of the travel industry.

Unfortunately, the war-related uncertainties have upset our expectations for a strong recovery in cruise pricing in 2003. Recent booking trends have been disappointing and indicate another year of lackluster yields. Nevertheless, the very strong booking trends we saw in most of the second half of 2002 provide ample evidence that the current weakness is not a fundamental industry issue but rather a shorter-term reaction to world events.

Revenues in 2002 climbed 9.2 percent to $3.4 billion. More importantly, our key index of net yields showed surprising firmness, edging down a mere seven-tenths of one percent. During 2002, we had a capacity increase of 15.0 percent (one of the largest in our history), and our ability to absorb this increase during such traumatic times with only nominal yield declines is very gratifying. But revenues are only half of the equation. The impact of our aggressive cost controls was apparent again in 2002 as we cut operating and SG&A expenses by 7.4 percent per available berth. We are resolute in managing our business as efficiently as possible, constantly seeking - and finding - ways to control or avoid costs.

By launching a combined seven new ships and 16,500 berths in 2001 and 2002 - peak years in a decade of expansion - we raised our profile in the eyes of vacationers

                                    [PHOTO]

                               Wine bar Vintages
                            on Navigator of the Seas



but also raised our operating and financial leverage. That leverage will become a positive force in the near future as the pace of our capital expenditures subsides. Our remaining three ships under construction represent $1.3 billion of the approximately $5.5 billion in combined contract commitments for 13 ships in 1999-2004. We have successfully absorbed double-digit capacity increases of 20.8 percent and 15.0 percent the past two years. Our capacity growth slows to 12.2 percent and 10.4 percent this year and next, respectively, and thereafter drops quickly.

Royal Caribbean International and Celebrity Cruises served a record 2.8 million guests last year - a million more than as recently as 1999 - and logged 18.1 million guest cruise days. The occupancy rate of 104.5 percent (double occupancy equals 100 percent) was one of our highest ever. Each succeeding year that we attract one million people cruising for the first time, as we did in both 2001 and 2002 and will do again in 2003, we broaden a highly satisfied customer base.

As always, the safety of our guests is our highest priority. We are continuing to operate at the highest security level with measures such as comprehensive screening of everyone and everything coming onboard our ships. Our SeaPass computerized photo ID system, for example, verifies the identity of each guest and crew member as they come on or off a ship.

A MILESTONE TO CELEBRATE

Despite the gravity of world events, we reached an exciting and significant milestone in 2002 - the company surpassed 50,000 berths. Celebrity Cruises completed its stylish Millennium class with Constellation, the fourth ship in the series. Celebrity, the fastest-growing of the premium brands, has doubled its capacity to 16,350 berths, compared to 1999. Brilliance of the Seas and Navigator of the Seas joined the Royal Caribbean International fleet. These newbuilds from three European shipyards expanded our fleet to 25 ships with a capacity of 53,000 berths. By the fourth quarter of 2003, when both Serenade of the Seas and Mariner of the Seas are afloat, our 58,200 berths will be triple the capacity of a scant seven years ago. Jewel of the Seas

                                    [PHOTO]


         Rhapsody of the Seas made Galveston, Texas, a year-round homeport. New dining options (opposite page) on Navigator of the Seas included Jade, with Asian fusion foods.

                                    [PHOTO]


will conclude our current expansion in June 2004 and lift us above 60,000 berths.

We completed a $20-million renovation of CocoCay, our private island in the Bahamas, with new snorkeling and water-sports facilities, a new dining venue, and additional bars and shops. Enhancements to our distribution system powered our 2002 performance. Specifically, we reorganized and expanded our 158-person sales force to become the largest and strongest in the industry. Our travel-agent-only web-site www.cruisingpower.com was upgraded to consolidate all online communication with travel agents. In a distinctive marketing effort that doubled awareness of the Celebrity Cruises brand, we targeted savvy travelers in "A True Departure" campaign. Meanwhile, Royal Caribbean International continued its acclaimed "Get Out There" advertising campaign and also launched communication of GOLD Anchor Service to emphasize the outstanding, friendly service that has pleased millions of guests for more than 30 years.

DEPLOYMENT STRATEGIES

Flexibility in deployment - a unique strength of the cruise industry - enabled us to open or expand promising markets in 2002. This was especially true in Galveston, Texas, where Rhapsody of the Seas established our first year-round homeport on the Gulf of Mexico, and in Baltimore, where Galaxy cultivated a following on Chesapeake Bay. Galaxy also tapped an emerging market in Charleston, South Carolina. By targeting large populations within driving distance of U.S. ports, cruising has maintained high occupancy rates even when some vacationers are reluctant to fly to embarkation ports.

Other winter deployments in the Gulf of Mexico in late 2002 included Nordic Empress and Horizon in Tampa, Splendour of the Seas in Galveston, and Grandeur of the Seas in New Orleans. In June 2003, we will re-establish our presence in Los Angeles with short cruises to Mexico on Monarch of the Seas.

We will deploy five ships and almost 10,000 berths in Europe this summer - three ships

                                    [PHOTO]


from Royal Caribbean International and two from Celebrity. Sailings in Europe account for 8 percent of our annual capacity. Island Cruises, our joint venture with United Kingdom tour operator First Choice Holidays, experienced some startup difficulties in 2002 with Island Escape, but by summer, the ship was earning much higher customer-satisfaction ratings.

Of course, the dominant segment of our cruise offerings remains the seven-night Caribbean sailing (42 percent of capacity). In November, we will deploy the fifth of our five magnificent Voyager-class ships when Mariner of the Seas becomes our first newbuild to sail from Port Canaveral.

CREATING VALUE

When reciting shipbuilding statistics and enumerating the recent newbuilds, it is worth noting that these are not assembly-line clones with a different name painted on the hull. Every succeeding ship is the result of a decade of continuous innovation and creative enhancements. We believe that by offering the widest array of amenities in an affordable, nearly all-inclusive package, we are creating value and winning customers for Royal Caribbean International and Celebrity Cruises. For example, each of our 13 ships built from 1999 to 2004 features 575 to 760 balcony staterooms, whereas with rare exceptions, the cruise industry's new ships in the 1990s were designed with no more than 280 balcony staterooms.

Navigator of the Seas, our fourth Voyager-class ship, entered service in December 2002 and exemplified this evolution (and innovation) in amenities. There are still the trendsetting recreational features - the rock-climbing wall, ice-skating rink, and inline skating track - and, of course, the spectacular Royal Promenade. But the look, inside and out, is somewhat new. Viewed from dockside, Navigator of the Seas casts a distinctively brighter glow with more of a glass-sheathed appearance. That is because her balconies are no longer recessed into the structure for load-bearing, which proved unnecessary. On the inside, new concepts on Navigator of the Seas

                                    [PHOTO]

A parade of waiters serves complimentary sorbet at poolside on Millenium. Royal
 Celebrity Tours (opposite page) now has four glass-domed train-cars in Alaska.


include the wine bar Vintages, the cruise industry's first wine education and entertainment venue; Boleros, the first Latin jazz bar at sea; Chops Grille, a popular steakhouse borrowed from our Radiance-class ships; Ben & Jerry's Ice Cream Parlor, another first; and Jade, a buffet-style specialty restaurant with Asian fusion foods.

Each of the 13 ships in our 1999-2004 expansion has a personality all her own. The cumulative effect is an extremely high level of customer satisfaction. In the "2002 Reader's Choice Awards" poll by Conde Nast Traveler, our company claimed 16 of the top 26 places in the Best Large Ships category. The previous year, we garnered 14 of the top 23 places.

STRONGEST CASH FLOW

Even as our financial health grew more robust in 2002, we were disappointed when our proposed combination with P&O Princess Cruises plc was scuttled in favor of a nominally higher offer. We received a termination fee of $62.5 million, resulting in net proceeds of $33 million that were included in our fourth-quarter results.

We ended the year with $1.2 billion in liquidity and the strongest cash flow in our history. As we near completion of our recent capital expansion program, we believe we have also seen the peak of our leverage position. Now that we have achieved the critical mass for our brands, we are working to reduce our leverage with a smaller newbuild program and a continued strong cash flow. We ended 2002 with a net debt-to-capital ratio of 56.3 percent, and we expect it to fall rapidly as our capital commitments decline.

In 2003, we will happily welcome three million guests onboard our ships. It was only in 1997 that we topped one million guests for the first time. Industry-wide, the North American market grew to 7.4 million guests in 2002, and Cruise Lines International Association predicts demand will keep rising - an estimated 8 million cruisers in 2003.

In addition to our cruise offerings, Royal Celebrity Tours continued to establish itself as

                                    [PHOTO]


a premier provider of land tours in Alaska during 2002. Royal Celebrity Tours achieved a 38-percent increase in the number of guests in our second year of operation, and we anticipate a similar gain this year. We set upon the rails our third and fourth glass-domed "Wilderness Express" traincars in 2002 and doubled our motorcoach fleet.

AND, THANKFULLY . . .

There are thousands of reasons for our success in 2002 and our ability to meet future challenges. My deepest thanks go first to the more than 30,000 shipboard and shoreside employees of Royal Caribbean International and Celebrity Cruises whose talent, job dedication, and professionalism never waver. I am also very grateful to the many experienced pros in the travel-agent community, the lifeblood of our distribution system.

Finally, I thank our Board of Directors for their wisdom and vision in helping build a strong and resilient company. A special debt of gratitude is owed to a company founder, Arne Wilhelmsen, a stalwart member of our board who is retiring after 35 years of distinguished service. Quite simply, Arne has been the very bedrock upon which Royal Caribbean grew. Amazingly, he never missed a board meeting in 35 years. He steered us from our start with Song of Norway, the ship that featured a distinctive cocktail lounge encircling the funnel, to a spectacular 25-ship fleet with rock-climbing walls ascending the funnel. Arne helped us climb, and the company will always welcome his wise counsel. We are fortunate that the Wilhelmsen tradition will be upheld as Arne's son, Alex, takes his place on the board. Together, we will build an exciting future.

                                                                      Sincerely,


                                                             /s/ Richard D. Fain

                                                                 RICHARD D. FAIN
                                                                    Chairman and
                                                         Chief Executive Officer

                                    [PHOTO]


         Royal Caribbean International urges vacationers with active lifestyles to "Get Out There." Celebrity Cruises promotes "A True Departure" by targeting the savvy travelers who are offered luxurious settings, such as The Olympic dining room (opposite page) on Millennium.

                                    [PHOTO]

Alongside a gas-turbine engine that powers all Millennium and Radiance-class ships, Chief Engineer Iraklis Baltsavias
(pointing) explains a maintenance procedure to Capt. Gerasimos
Andrianatos. First Engineer George Spirellis makes the adjustment.


ENVIRONMENTAL  LETTER

Royal Caribbean International and Celebrity Cruises sail to more than 200 ports of call, equipping our fleet with the most advanced environmental technologies while upholding the most stringent environmental policies. We understand that because we make our living from the sea, we must adhere to the highest standards of marine conservation.

Our Environmental Management System, for which both brands have met ISO 14001 environmental standards, stresses continual improvement. We have a dedicated position for an Environmental Officer on every ship. This senior officer provides oversight and verification of the ship's environmental operations, making sure that all waste streams are managed properly. Additionally, the Environmental Officer is responsible for maintaining crew training for our Save The Waves((R)), ISO 14001, and health and safety programs.

RECOGNITION AND PROTECTION

In 2002, Celebrity Cruises was the only cruise line to be awarded the prestigious William M. Benkert Award for Environmental Excellence, the top national award for marine environmental protection given by the U.S. Coast Guard. This award recognizes Celebrity's commitment to an environmental program that far exceeds mere compliance with regulatory standards.

Our industry-leading use of gas turbines was recognized in 2002 by Lloyd's List, a leading maritime publication, when Millennium received the "Innovation in Shipbuilding" award. Porthole Cruise Magazine acknowledged Royal Caribbean International's environmental stewardship by naming it "Best Eco-Friendly Cruise Line" for 2002.

Conservation International just published an interim summary report on the cruise industry, "A Shifting Tide - Environmental Challenges and Cruise Industry Response," that applauds numerous aspects of the environmental practices and policies of Royal Caribbean International and Celebrity Cruises.

                                    [PHOTO]


In 2002, our fleet conducted reviews with onboard testing of several advanced wastewater treatment systems. Research concluded that some systems purify wastewater almost to drinking-water standards. By summer 2003, half of our combined Alaska fleet will have the most advanced wastewater treatment systems onboard. We participated last summer in separate studies of cruise-vessel discharges by Alaska's Department of Environmental Conservation and the Environmental Protection Agency, which determined that the effluent has no discernable impact when purified to regulatory standards. The EPA study, for example, found that dilution rates of discharges from ships at sea were far better than anticipated - up to one part per 640,000.

Our pursuit of advanced technologies has made our fleet more and more environmentally friendly. With Constellation and Brilliance of the Seas in 2002, we launched our fifth and sixth ships equipped with smokeless gas-turbine engines. This technology drastically reduces exhaust emissions of nitrous oxide (by 85 percent) and sulfur oxides (by more than 90 percent). By June 2004, eight of our ships will be so equipped.

COMMITMENT TO THE FUTURE

Royal Caribbean Cruises Ltd. has remained steadfast in its support of ocean research with the oceanic and atmospheric laboratories operating the past 2 1/2 years onboard Explorer of the Seas. Our joint venture with the University of Miami's Rosenstiel School of Marine and Atmospheric Science provides valuable tools for researchers to study ocean phenomena in the eastern Caribbean (www.rsmas.miami.edu).

We also support marine conservation through our Ocean Fund. In 6 1/2 years, we have donated $6 million to 37 different organizations for projects ranging from marine science education to the protection of coral reefs, marine mammals, sea turtles, and endangered fish populations.

Separately, the crew of Sovereign of the Seas, the company's 2001 Environmental Ship of the Year, donated its $25,000 prize to establish an artificial reef in the Bahamas. Through the Reef Ball Foundation, concrete reef balls seeded with coral polyps are strategically placed where new reefs are desired. Monarch of the Seas, the 2001 Innovative Ship of the Year, used its prize to educate children in Key West on protecting reefs through proper waste disposal and recreational boating practices.

I am proud of the commitments and progress we have made to ensure that our ships are equipped with the latest technologies to protect our fragile ocean environment. I am also proud of the men and women who serve on our ships and their dedication to our commitment to our ABC (Above and Beyond Compliance) program.

                                                                      Sincerely,

                                                           /s/ William S. Wright

                                                         CAPT. WILLIAM S. WRIGHT
                                                 Senior VP, Safety & Environment

                                    [PHOTO]


                               BOARD OF DIRECTORS


(from left to right)


           EDWIN W. STEPHAN
     Royal Caribbean Cruises Ltd.

           WILLIAM K. REILLY
      Aqua International Partners

             LAURA LAVIADA
               Pro Mujer

            RICHARD D. FAIN
     Royal Caribbean Cruises Ltd.

          THOMAS J. PRITZKER
    The Pritzker Organization, LLC

            ARNE WILHELMSEN
           A. Wilhelmsen AS

               EYAL OFER
         Carlyle M.G. Limited

           ARVID GRUNDEKJOEN
              Awilco ASA

            GERT W. MUNTHE
          Ferd Private Equity

          BERNARD W. ARONSON
         ACON Investments, LLC

            TOR B. ARNEBERG
    Nightingale & Associates, Inc.

           JOHN D. CHANDRIS
         Chandris (UK) Limited


           EXECUTIVE OFFICERS

            RICHARD D. FAIN
             Chairman and
       Chief Executive Officer,
     Royal Caribbean Cruises Ltd.

           JACK L. WILLIAMS
             President and
       Chief Operating Officer,
    Royal Caribbean International
         and Celebrity Cruises

            BONNIE S. BIUMI
   Acting Chief Financial Officer,
     Vice President and Treasurer,
     Royal Caribbean Cruises Ltd.

            ADAM GOLDSTEIN
       Executive Vice President,
           Brand Operations
    Royal Caribbean International

                                                     FINANCIAL TABLE OF CONTENTS


14       Management's Discussion and Analysis of
         Financial Condition and Results of Operations

24       Consolidated Statements of Operations

25       Consolidated Balance Sheets

26       Consolidated Statements of Cash Flows

27       Consolidated Statements of Shareholders' Equity

28       Notes to the Consolidated Financial Statements

40       Report of Independent Certified Public Accountants

41       Shareholder Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with industry practice, the term "berths" represents double occupancy capacity per cabin even though many cabins can accommodate three or more guests.

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our letter to shareholders and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

-        general economic and business conditions,

-        vacation industry competition, including cruise industry competition,

-        changes in vacation industry capacity, including cruise capacity,

- the impact of tax laws and regulations affecting our business or our principal shareholders,

- the impact of changes in other laws and regulations affecting our business,

-        the impact of pending or threatened litigation,

-        the delivery of scheduled new ships,

-        emergency ship repairs,

-        incidents involving cruise ships at sea,

- reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

-        changes in interest rates or oil prices, and

-        weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL

SUMMARY

We reported revenues, operating income, net income and earnings per share as shown in the following table:

                                                           Year Ended December 31,
                                              --------------------------------------------------
(in thousands, except per share data)            2002                2001                 2000
                                              ----------          ----------          ----------
Revenues                                      $3,434,347          $3,145,250          $2,865,846
Operating Income                                 550,975             455,605             569,540
Net Income                                       351,284             254,457             445,363
Basic Earnings Per Share                      $     1.82          $     1.32          $     2.34
Diluted Earnings Per Share                    $     1.79          $     1.32          $     2.31

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                 CONDITION AND RESULTS OF OPERATIONS (continued)


Unaudited selected statistical information is shown in the following table:

                                              Year Ended December 31,
                              ----------------------------------------------------
                                  2002                 2001                 2000
                              ----------           ----------           ----------
Guests Carried                 2,768,475            2,438,849            2,049,902
Guest Cruise Days             18,112,782           15,341,570           13,019,811
Occupancy Percentage               104.5%               101.8%               104.4%

Net income increased 38.1% to $351.3 million or $1.79 per share on a diluted basis in 2002 compared to $254.5 million or $1.32 per share in 2001. The increase in net income was primarily the result of an increase in capacity associated with the addition of Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001 and Constellation, Brilliance of the Seas and Navigator of the Seas in 2002.

Net income for 2002 included net proceeds of $33.0 million received in connection with the termination of our merger agreement with P&O Princess Cruises plc ("P&O Princess") and a charge of approximately $20.0 million recorded in connection with a litigation settlement. (See Note 12 - Commitments and Contingencies.) Net income for 2001 was adversely impacted by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the terrorist attacks of September 11, 2001 and costs associated with business decisions taken in the aftermath of the attacks.

We have canceled a total of five weeks of sailings in the first quarter of 2003 due to the unanticipated drydock of one ship, which we estimate will negatively impact net income by approximately $0.06 per share.

TERMINATION OF PROPOSED COMBINATION WITH P&O PRINCESS

In October 2002, our proposed combination with P&O Princess was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

FLEET EXPANSION

Our current fleet expansion program encompasses three distinct ship designs known as the Voyager class, Millennium class and Radiance class. Since 1999, we have taken delivery of four Voyager, four Millennium and two Radiance-class ships. We currently operate 25 ships with 53,042 berths.

We have three ships on order for the Royal Caribbean International brand. The planned berths and expected delivery dates of the ships on order are as follows:


  SHIP                         EXPECTED DELIVERY DATE            BERTHS
                               ----------------------            ------
Voyager class:
  Mariner of the Seas             4th Quarter 2003                3,114
Radiance class:(1)
  Serenade of the Seas            3rd Quarter 2003                2,076
  Jewel of the Seas               2nd Quarter 2004                2,076

(1) We have options on two Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006.

We believe the Voyager-class ships are the largest and the most innovative passenger cruise ships ever built. The Radiance-class ships are a progression from Royal Caribbean International's Vision-class ships.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates. (See Note 1 - General and Note 2 - Summary of Significant Accounting Policies.) Certain of our accounting policies are deemed "critical," as they require management's highest degree of judgment, estimates and assumptions. We have discussed these accounting estimates and disclosures with the audit committee of our board of directors. A discussion of what we believe to be our most critical accounting policies follows:

SHIP ACCOUNTING

Our ships represent our most significant assets and we state them at cost less accumulated depreciation and amortization. Depreciation of ships, which includes amortization of ships under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements' estimated useful lives. Repairs and maintenance activities are charged to expense as incurred.

Our depreciation and amortization assumptions take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

VALUATION OF LONG-LIVED ASSETS AND GOODWILL

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the difference between the asset's estimated fair value and its carrying value. In addition, goodwill is reviewed annually, or earlier, if there is an indication of impairment.

The determination of fair value is based on quoted market prices in active markets, if available. Such markets are often not available for used cruise ships. Accordingly, we also base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value utilizing discounted forecasted cash flows includes numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements, cruise industry competition and general economic and business conditions, among other factors.

We believe we made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                 CONDITION AND RESULTS OF OPERATIONS (continued)


CONTINGENCIES - LITIGATION

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

PROPOSED STATEMENT OF POSITION

On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment." Under the proposed SOP, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new ship would have to be recorded as a reduction of the ship's cost basis versus our current treatment of recording liquidated damages as nonoperating income. We have not yet analyzed the impact that this proposed SOP would have on our results of operation or financial position, as we are uncertain whether, or in what form, it will be adopted.

RESULTS OF OPERATIONS

The following table presents operating data as a percentage of revenues:

                                                            Year Ended December 31,
                                                   ----------------------------------------
                                                    2002             2001             2000
                                                   ------           ------           ------
Revenues                                           100.0%           100.0%           100.0%
Expenses:
  Operating                                         61.5             61.5             57.7
  Marketing, selling and administrative             12.6             14.4             14.4
  Depreciation and amortization                      9.9              9.6              8.0
                                                   -----            -----            -----
Operating Income                                    16.0             14.5             19.9
Other Income (Expense)                              (5.8)            (6.4)            (4.4)
                                                   -----            -----            -----
Net Income                                          10.2%             8.1%            15.5%
                                                   =====            =====            =====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUES

Revenues increased 9.2% to $3.4 billion from $3.1 billion in 2001. The increase in revenues was primarily due to a 15.0% increase in capacity, partially offset by a 5.1% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the additions of Infinity, Radiance of the Seas, Summit and Adventure of the Seas during 2001, and Constellation, Brilliance of the Seas and Navigator of the Seas in 2002, partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC. The decline in gross revenue per available passenger cruise day was primarily associated with a lower percentage of guests who chose to book their air passage through us, lower cruise ticket prices following the events of September 11, 2001, a general softness in the United States economy and an increase in industry capacity. Net revenue per available passenger cruise day ("net yields") for 2002 declined 0.7% from 2001. Net revenue represents gross revenues less costs of air transportation, travel agent commissions and other direct costs of sales. Occupancy for 2002 was 104.5% compared to 101.8% in 2001.

Each year the cruise industry generally experiences a period of increased bookings, referred to as the "wave period," that begins in early January and typically extends through February. In recent years, there has been a trend towards bookings closer-in to the sail dates. On January 30, 2003, we noted that this trend has reduced the importance of the wave period as an indicator of full year booking patterns while making it even more relevant for first quarter bookings. We also noted that bookings for the 2003 wave period were slower than we had anticipated, especially for sailings earlier in the year. We believe this can be attributed to uncertainty about the conflict in Iraq coupled with a weaker economy and the impact of last December's publicity concerning stomach flu. While wave period bookings were lower than 2002, we had very strong bookings for 2003 sailings in late 2002 and we did not have to replace bookings as we did in late 2001 and early 2002 to make up for the bookings lost in the aftermath of September 11, 2001. As a result, we expected to achieve an increase in net yields for the first quarter of 2003 in the range of 2% to 4%.

Since then, bookings have become even softer and the war in Iraq makes it even more difficult to make predictions. Nevertheless, we still expect net yields for the first quarter to increase in the range of 2% to 4%. We also expect that net yields in the second quarter will be below last year's level.

EXPENSES

Operating expenses increased 9.2% to $2.1 billion in 2002 compared to $1.9 billion in 2001. Included in operating expenses in 2002 is a charge of $20.0 million recorded in connection with a litigation settlement. (See Note 12 - Commitments and Contingencies.) Operating costs per available passenger cruise day in 2002 declined 5.0% from 2001. The decline on a per available passenger cruise day basis was associated with fewer guests purchasing air passage through us and lower commissions resulting from reduced cruise ticket prices.

Marketing, selling and administrative expenses decreased 5.1% to $431.1 million in 2002 compared to $454.1 million in 2001. Marketing, selling and administrative expenses as a percentage of revenues were 12.6% and 14.4% in 2002 and 2001, respectively. Included in 2001 were charges associated with business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures and severance costs related to a reduction in force. On a per available passenger cruise day basis, marketing, selling and administrative expenses in 2002 decreased 17.5% from 2001 primarily due to economies of scale and cost reduction initiatives.

Operating and marketing, selling and administrative expenses, on a per available passenger cruise day basis, are expected to increase 6% to 8% in 2003 attributable in part to increases in fuel costs, changes in our concession arrangement for the Celebrity brand food service, the full year impact of the operating lease for Brilliance of the Seas, and higher insurance and security costs.

Depreciation and amortization increased 12.6% to $339.1 million in 2002 from $301.2 million in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $10.4 million of goodwill amortization in 2002. (See Note 2 - Summary of Significant Accounting Policies.)

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                 CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER INCOME (EXPENSE)

Gross interest expense, excluding capitalized interest, was $290.3 million in 2002, essentially unchanged from 2001. The increase in the average debt level associated with our fleet expansion program was offset by a decrease in interest rates. Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

Included in Other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement. Also included in Other income (expense) in 2002 and 2001 were $20.3 million and $19.4 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC as well as $12.3 million and $7.2 million, respectively, of compensation from shipyards related to the late delivery of ships, partially offset by $6.6 million and $1.6 million, respectively, of losses from affiliated operations as well as other miscellaneous items.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUES

Revenues increased 9.7% to $3.1 billion from $2.9 billion in 2000. The increase in revenues was primarily due to a 20.8% increase in capacity, partially offset by a 9.1% decline in gross revenue per available passenger cruise day. The increase in capacity was primarily due to the addition of Millennium and Explorer of the Seas in 2000, and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001. The increase in new capacity was partially offset by the cancellation of 14 weeks of sailings due to ship incidents and the events of September 11, 2001. The decline in gross revenue per available passenger cruise day was primarily attributed to the events related to September 11, 2001, a general softness in the United States economy and a significant growth of our fleet capacity. Net yields for 2001 declined 9.1% from the prior year. Occupancy for 2001 was 101.8% compared to 104.4% in 2000.

EXPENSES

Operating expenses increased 17.1% to $1.9 billion in 2001 compared to $1.7 billion for the same period in 2000. The increase is primarily due to additional costs associated with in- creased capacity.

Marketing, selling and administrative expenses increased 10.0% to $454.1 million in 2001 from $412.8 million in 2000. On a per available passenger cruise day basis, marketing, selling and administrative expenses decreased 8.9% primarily due to economies of scale and cost containment efforts, partially offset by business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures and severance costs related to a reduction in force. Marketing, selling and administrative expenses as a percentage of revenues were 14.4% for 2001 and 2000.

Cost savings initiatives from 2000 and 2001 contributed to a 4.5% reduction in operating costs and marketing, selling and administrative expenses on a per available passenger cruise day basis, excluding fuel costs, in 2001 compared to 2000.

Depreciation and amortization increased 30.4% to $301.2 million in 2001 from $231.0 million in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

OTHER INCOME (EXPENSE)

Gross interest expense, excluding capitalized interest, increased to $290.2 million in 2001 compared to $198.5 million in 2000. The increase is primarily due to an increase in the average debt level associated with our fleet expansion program, partially offset by a reduction in our weighted- average interest rate. Capitalized interest decreased from $44.2 million in 2000 to $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)


Included in Other income (expense) in 2001 and 2000 is $19.4 million and $9.2 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC and $7.2 million and $10.2 million in 2001 and 2000, respectively, of compensation from a shipyard related to the late delivery of ships.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Net cash provided by operating activities was $870.5 million in 2002 compared to $633.7 million in 2001 and $703.3 million in 2000. The change in each year was primarily due to the timing of cash receipts related to customer deposits and fluctuations in net income.

During the year ended December 31, 2002, our capital expenditures were approximately $1.0 billion compared to approximately $2.1 billion in 2001 and $1.3 billion in 2000. The largest portion of capital expenditures related to the deliveries of Constellation and Navigator of the Seas in 2002; Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001; and Millennium and Explorer of the Seas in 2000, as well as progress payments for ships under construction in all years.

Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 and $44.2 million in 2000 due to a lower average level of investment in ships under construction and lower interest rates.

In July 2002, we financed the addition of Brilliance of the Seas to our fleet by novating our original ship building contract and entering into a long-term operating lease denominated in British pound sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made.

During 2002, we obtained financing of $0.3 billion related to the acquisition of Constellation. In 2001, we received net cash proceeds of $1.8 billion from the issuance of Senior Notes, Liquid Yield Option(TM) Notes, Zero Coupon Convertible Notes, term loans, and drawings on our revolving credit facility as well as obtained financing of $0.3 billion related to the acquisition of Summit. During 2000, we received net proceeds of $1.2 billion from the issuance of term loans and drawings on our revolving credit facility. These funds were used for ship deliveries and general corporate purposes, including capital expenditures. (See
Note 6 - Long-Term Debt.)

The Liquid Yield Option(TM) Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option(TM) Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into
17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2002 for the Liquid Yield Option(TM) Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                 CONDITION AND RESULTS OF OPERATIONS (continued)


In July 2000, we invested approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. (See Note 5 - Other Assets.) Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represented our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

We made principal payments totaling approximately $603.3 million, $45.6 million and $128.1 million under various term loans, senior notes, revolving credit facility and capital leases during 2002, 2001 and 2000, respectively.

During 2002, 2001 and 2000, we paid quarterly cash dividends on our common stock totaling $100.1 million, $100.0 million and $91.3 million, respectively. In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue. We paid quarterly cash dividends on our convertible preferred stock totaling $3.1 million in 2000.

FUTURE COMMITMENTS

We currently have three ships on order for an additional capacity of 7,266 berths. The aggregate contract price of the three ships, which excludes capitalized interest and other ancillary costs, is approximately $1.3 billion, of which we have deposited $0.2 billion as of December 31, 2002. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.5 billion and $0.1 billion for 2003, 2004 and 2005, respectively.

We have options to purchase two additional Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and expire on September 19, 2003. Under the terms of the options, the shipyard has the ability to terminate them upon providing us advance notice.

We have $5.4 billion of long-term debt of which $0.1 billion is due during the 12-month period ending December 31, 2003. Included in Long-term debt are two ships financed with capital leases. (See Note 6 - Long-Term Debt.)

We are obligated under noncancelable operating leases primarily for a ship, office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2002, future minimum lease payments under noncancelable operating leases aggregated to $413.9 million, due through 2028. We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating to $261.6 million, due through 2027. (See Note 12 - Commitments and Contingencies.)

Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Current facts indicate that an indemnification is not probable; however, if one occurs, we may have remedies available to us under the terms of the lease agreement.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

FUNDING SOURCES

As of December 31, 2002, our liquidity was $1.2 billion consisting of approximately $0.2 billion in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires in June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not replaced. We intend to replace this facility prior to its expiration date, although such replacement may be at an amount less than $1.0 billion. In addition, we have commitments for export financing for up to 80% of the contract price of two ships on order, Serenade of the Seas and Jewel of the Seas, not to exceed $624.0 million in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Geo-political and economic uncertainties coupled with market volatility have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2002.

We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next year.

FINANCIAL INSTRUMENTS AND OTHER

GENERAL

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. (See Note 11 - Financial Instruments.)

INTEREST RATE RISK

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2002, our interest rate swap agreements effectively changed $375.0 million of fixed rate debt with a weighted-average fixed rate of 7.58% to LIBOR-based floating rate debt. The estimated fair value of our long- term fixed rate debt at December 31, 2002, excluding our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes, was $2.2 billion using quoted market prices, where avail- able, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our associated interest rate swap agreements was estimated to be $64.0 million as of December 31, 2002 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical one percentage point decrease in interest rates at December 31, 2002 would increase the fair value of our long-term fixed rate debt, excluding our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes, by approximately $80.3 million, net of an increase in the fair value of the associated interest rate swap agreements.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                 CONDITION AND RESULTS OF OPERATIONS (continued)


Market risk associated with our floating rate debt is the potential increase in interest expense from an increase in interest rates. At December 31, 2002, 58% of our debt was effectively fixed and 42% was floating. A hypothetical one percentage point increase in interest rates would increase our 2003 interest expense by approximately $15.7 million. At December 31, 2002, we have interest rate swap agreements that effectively change $25.0 million of LIBOR-based floating rate debt to fixed rate debt of 4.395% beginning January 2005.

Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in interest rates. A hypothetical one percentage point increase in interest rates would increase our 2003 rent expense by approximately $4.5 million. At December 31, 2002, we have interest rate swap agreements that effectively change British pound sterling
50.0 million of sterling LIBOR-based operating lease payments to fixed rate lease payments with a weighted-average rate of 5.05% beginning January 2004.

CONVERTIBLE NOTES

The fair values of our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes fluctuate with the price of our common stock and at December 31, 2002 were $575.4 million and $365.0 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2002 common stock price would decrease or increase the value of our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes by $10.2 million and $9.3 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK

Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under one ship construction contract denominated in euros. We entered into foreign currency forward contracts to manage this risk and were substantially hedged as of December 31, 2002. The fair value of these forward contracts at December 31, 2002, was an unrealized gain of $31.0 million which is recorded, along with an offsetting $31.0 million fair value asset related to our ship construction contracts, on our accompanying 2002 balance sheet. A hypothetical 10% strengthening of the United States dollar as of December 31, 2002, assuming no changes in comparative interest rates, would result in a $75.8 million decrease in the fair value of these contracts. This decrease in fair value would be fully offset by a decrease in the United States dollar value of the related foreign currency denominated ship construction contract.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the Norwegian kroner and the euro. At December 31, 2002, the estimated fair value of such contracts was an unrealized gain of approximately $6.4 million based on quoted market prices for equivalent instruments with the same remaining maturities. The estimated unrealized gain has been deferred and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. A hypothetical 10% strengthening of the United States dollar as of December 31, 2002, assuming no changes in comparative interest rates, would decrease the fair value of these contracts by approximately $3.6 million. This decrease in fair value would be fully offset by a decrease in the United States dollar value of the forecasted transactions being hedged.

FUEL PRICE RISK

Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our revenues, was approximately 4.5% in 2002, 3.7% in 2001, and 3.3% in 2000. We use fuel swap agreements and zero cost collars to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2002, we had fuel swap agreements and zero cost collars to pay fixed prices for fuel with an aggregate notional amount of approximately $39.4 million, maturing through 2003. The fair value of these contracts at December 31, 2002 was an unrealized gain of $7.5 million. The effective portion of the estimated unrealized gain has been deferred and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2002 would increase our 2003 fuel cost by approximately $18.1 million. This increase would be partially offset by a $1.5 million increase in the fair value of our fuel swap agreements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Year Ended December 31,
                                                         -------------------------------------------------------
(in thousands, except per share data)                       2002                  2001                  2000
                                                         -----------           -----------           -----------

INCOME STATEMENT
REVENUES                                                 $ 3,434,347           $ 3,145,250           $ 2,865,846
                                                         -----------           -----------           -----------
EXPENSES
  Operating                                                2,113,217             1,934,391             1,652,459
  Marketing, selling and administrative                      431,055               454,080               412,799
  Depreciation and amortization                              339,100               301,174               231,048
                                                         -----------           -----------           -----------
                                                           2,883,372             2,689,645             2,296,306
                                                         -----------           -----------           -----------
OPERATING INCOME                                             550,975               455,605               569,540
                                                         -----------           -----------           -----------
OTHER INCOME (EXPENSE)
  Interest income                                             12,413                24,544                 7,922
  Interest expense, net of capitalized interest             (266,842)             (253,207)             (154,328)
  Other income (expense)                                      54,738                27,515                22,229
                                                         -----------           -----------           -----------
                                                            (199,691)             (201,148)             (124,177)
                                                         -----------           -----------           -----------
NET INCOME                                               $   351,284           $   254,457           $   445,363
                                                         ===========           ===========           ===========

EARNINGS PER SHARE:
  Basic                                                  $      1.82           $      1.32           $      2.34
                                                         ===========           ===========           ===========
  Diluted                                                $      1.79           $      1.32           $      2.31
                                                         ===========           ===========           ===========

The accompanying notes are an integral part of these financial statements.

                                                    CONSOLIDATED BALANCE SHEETS

                                                                                   As of December 31,
                                                                         -------------------------------------
(in thousands, except share data)                                            2002                     2001
                                                                         ------------             ------------

ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                               $    242,584             $    727,178
 Trade and other receivables, net                                              79,535                   72,196
 Inventories                                                                   37,299                   33,493
 Prepaid expenses and other assets                                             88,325                   53,247
                                                                         ------------             ------------
      Total current assets                                                    447,743                  886,114
PROPERTY AND EQUIPMENT - at cost less accumulated
  depreciation and amortization                                             9,276,484                8,605,448
GOODWILL - less accumulated amortization of $138,606                          278,561                  278,561
OTHER ASSETS                                                                  535,743                  598,659
                                                                         ------------             ------------
                                                                         $ 10,538,531             $ 10,368,782
                                                                         ============             ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current portion of long-term debt                                       $    122,544             $    238,581
 Accounts payable                                                             171,153                  144,070
 Accrued expenses and other liabilities                                       308,281                  283,913
 Customer deposits                                                            567,955                  446,085
                                                                         ------------             ------------
      Total current liabilities                                             1,169,933                1,112,649
LONG-TERM DEBT                                                              5,322,294                5,407,531
OTHER LONG-TERM LIABILITIES                                                    11,610                   92,018
COMMITMENTS AND CONTINGENCIES (NOTE 12)

SHAREHOLDERS' EQUITY
 Common stock ($.01 par value; 500,000,000 shares authorized;
      192,982,513 and 192,310,198 shares issued)                                1,930                    1,923
 Paid-in capital                                                            2,053,649                2,045,904
 Retained earnings                                                          1,982,580                1,731,423
 Accumulated other comprehensive income (loss)                                  3,693                  (16,068)
 Treasury stock (515,868 and 475,524 common shares at cost)                    (7,158)                  (6,598)
                                                                         ------------             ------------
      Total shareholders' equity                                            4,034,694                3,756,584
                                                                         ------------             ------------
                                                                         $ 10,538,531             $ 10,368,782
                                                                         ============             ============

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year Ended December 31,
                                                                         -----------------------------------------------------
(in thousands)                                                              2002                2001                  2000
                                                                         ---------           -----------           -----------

OPERATING ACTIVITIES
NET INCOME                                                               $ 351,284           $   254,457           $   445,363
ADJUSTMENTS:
  Depreciation and amortization                                            339,100               301,174               231,048
  Accretion of original issue discount                                      46,796                36,061                    --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Increase in trade and other receivables, net                              (7,339)              (18,587)                 (150)
  Increase in inventories                                                   (3,806)               (3,378)               (3,717)
  (Increase) decrease in prepaid expenses and other assets                  (8,469)                3,305                 1,865
  Increase (decrease) in accounts payable                                   27,083               (14,073)               55,102
  (Decrease) increase in accrued expenses and other liabilities             (2,240)               75,645                (8,204)
  Increase (decrease) in customer deposits                                 121,870                 2,674               (21,622)
  Other, net                                                                 6,191                (3,589)                3,631
                                                                         ---------           -----------           -----------
Net cash provided by operating activities                                  870,470               633,689               703,316
                                                                         ---------           -----------           -----------
INVESTING ACTIVITIES
Purchases of property and equipment                                       (689,991)           (1,737,471)           (1,285,649)
Investment in convertible preferred stock                                       --                    --              (305,044)
Net proceeds from ship transfer to joint venture                                --                    --                47,680
Other, net                                                                  (6,275)              (46,501)              (21,417)
                                                                         ---------           -----------           -----------
Net cash used in investing activities                                     (696,266)           (1,783,972)           (1,564,430)
                                                                         ---------           -----------           -----------
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net                                   --             1,834,341             1,195,000
Repayments of long-term debt                                              (603,270)              (45,553)             (128,086)
Dividends                                                                 (100,127)              (99,955)              (94,418)
Other, net                                                                  44,599                10,818                 2,958
                                                                         ---------           -----------           -----------
Net cash (used in) provided by financing activities                       (658,798)            1,699,651               975,454
                                                                         ---------           -----------           -----------
Net (Decrease) Increase in Cash and Cash Equivalents                      (484,594)              549,368               114,340
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             727,178               177,810                63,470
                                                                         ---------           -----------           -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 242,584           $   727,178           $   177,810
                                                                         =========           ===========           ===========
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
  Interest, net of amount capitalized                                    $ 236,523           $   203,038           $   146,434
                                                                         =========           ===========           ===========
Noncash investing and financing activities:
  Acquisition of ship through debt                                       $ 319,951           $   326,738           $        --
                                                                         =========           ===========           ===========

The accompanying notes are an integral part of these financial statements.

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     Accumulated
                                                                                        Other                      Total
                                 Preferred     Common     Paid-in       Retained    Comprehensive   Treasury    Shareholders'
(in thousands)                     Stock       Stock      Capital       Earnings     Income (Loss)   Stock         Equity
                                 ---------     ------    ----------    -----------  --------------  --------    -------------

Balances at January 1, 2000      $ 172,200     $1,812    $1,866,647    $ 1,225,976     $     --     $(5,479)    $ 3,261,156
Issuance under preferred
  stock conversion                (172,200)       106       172,094             --           --          --              --
Issuance under employee
  related plans                         --          3         4,370             --           --        (559)          3,814
Preferred stock dividends               --         --            --         (3,121)          --          --          (3,121)
Common stock dividends                  --         --            --        (91,297)          --          --         (91,297)
Net income                              --         --            --        445,363           --          --         445,363
                                 ---------     ------    ----------    -----------     --------     -------     -----------
BALANCES AT DECEMBER 31, 2000           --      1,921     2,043,111      1,576,921           --      (6,038)      3,615,915
Issuance under employee
  related plans                         --          2         2,793             --           --        (560)          2,235
Common stock dividends                  --         --            --        (99,955)          --          --         (99,955)
Transition adjustment
  SFAS No. 133                          --         --            --             --        7,775          --           7,775
Changes related to cash flow
  derivative hedges                     --         --            --             --      (23,843)         --         (23,843)
Net income                              --         --            --        254,457           --          --         254,457
                                 ---------     ------    ----------    -----------     --------     -------     -----------
BALANCES AT DECEMBER 31, 2001           --      1,923     2,045,904      1,731,423      (16,068)     (6,598)      3,756,584
Issuance under employee
  related plans                         --          7         7,745             --           --        (560)          7,192
Common stock dividends                  --         --            --       (100,127)          --          --        (100,127)
Changes related to cash flow
  derivative hedges                     --         --            --             --       19,761          --          19,761
Net income                              --         --            --        351,284           --          --         351,284
                                 ---------     ------    ----------    -----------     --------     -------     -----------
BALANCES AT DECEMBER 31, 2002    $      --     $1,930    $2,053,649    $ 1,982,580     $  3,693     $(7,158)    $ 4,034,694
                                 =========     ======    ==========    ===========     ========     =======     ===========


Comprehensive income is as follows:

                                                                        Year Ended December 31,
                                                          --------------------------------------------------
(in thousands)                                              2002                2001                  2000
                                                          --------            ---------             --------

Net income                                                $351,284            $ 254,457             $445,363
Transition adjustment SFAS No. 133                              --                7,775                   --
Changes related to cash flow derivative hedges              19,761              (23,843)                  --
                                                          --------            ---------             --------
Total comprehensive income                                $371,045            $ 238,389             $445,363
                                                          ========            =========             ========

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. GENERAL

DESCRIPTION OF BUSINESS

We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 16 cruise ships and 9 cruise ships, respectively, at December 31, 2002. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations.

BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and are presented in United States dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CRUISE REVENUES AND EXPENSES

Deposits received on sales of guest cruises represent unearned revenue and are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as cruise revenues, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Minor amounts of revenues and expenses from pro rata voyages are estimated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES

Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted- average) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of construction. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

Depreciation of property and equipment, which includes amortization of ships under capi- tal leases, is computed using the straight-line method over estimated useful lives of primarily 30 years for ships, three to twelve years for other property and equipment and the shorter of the lease term or related asset life for leasehold improvements. (See Note 4 - Property and Equipment.)

ADVERTISING COSTS

Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $97.9 million, $103.4 million and $98.9 million, and brochure, production and direct mail costs were $69.5 million, $77.5 million and $79.2 million for the years 2002, 2001 and 2000, respectively.

DRYDOCKING

Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

FINANCIAL INSTRUMENTS

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices.

Derivative instruments are recorded on the balance sheet at their fair value. On an ongoing basis, we assess whether derivatives used in hedging transactions are "highly effective" in off-setting changes in fair value or cash flow of hedged items and therefore qualify as either a fair value or cash flow hedge. A derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

Unrealized gains and losses on fair value hedges are recorded on the balance sheet as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Realized gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to ships under construction are included in the cost basis of the ships. Realized gains and losses on all other fair value hedges are recognized in earnings as offsets to the related hedged items. For derivative instruments that qualify as cash flow hedges, the effective portions of changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. All other portions of changes in the fair value of cash flow hedges are recognized in earnings currently.

Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133 on January 1, 2001. The implementation of SFAS No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

FOREIGN CURRENCY TRANSACTIONS

The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

STOCK-BASED COMPENSATION

We account for stock-based compensation using the intrinsic value method. Had the fair value method been used to account for such compensation, compensation costs would have reduced net income and earnings per share as follows:

                                                                     Year Ended December 31,
                                                    ---------------------------------------------------------
(in thousands, except per share data)                 2002                     2001                   2000
                                                    ---------               ---------               ---------

Net income, as reported                             $ 351,284               $ 254,457               $ 445,363
Deduct: Total stock-based employee
  compensation expense determined
  under fair value method for all awards              (20,544)                (37,017)                (28,797)
                                                    ---------               ---------               ---------
Pro forma net income                                $ 330,740               $ 217,440               $ 416,566
                                                    =========               =========               =========
EARNINGS PER SHARE:
Basic - as reported                                 $    1.82               $    1.32               $    2.34
Basic - pro forma                                   $    1.72               $    1.13               $    2.19

Diluted - as reported                               $    1.79               $    1.32               $    2.31
Diluted - pro forma                                 $    1.69               $    1.13               $    2.18
                                                    =========               =========               =========

The weighted-average fair value of options granted during 2002, 2001 and 2000 was $6.84, $4.35 and $12.43 per share, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                         2002           2001        2000
                                                       -------        -------      -------

Dividend yield                                              2.7%          2.5%         2.0%
Expected stock price volatility                            42.9%         43.3%        38.4%
Risk-free interest rate                                       3%            4%           6%
Expected option life                                    5 years       5 years      6 years

SEGMENT REPORTING

We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

                                      2002       2001        2000
                                      ----       ----        ----

REVENUES:
United States                         82%        81%         82%
All Other Countries                   18%        19%         18%

ACCOUNTING PRONOUNCEMENTS

Goodwill represents the excess of cost over the fair value of net assets acquired, and prior to January 1, 2002, it was amortized over 40 years using the straight-line method. Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, we ceased to amortize goodwill.
Goodwill amortization was $10.4 million in 2001 and 2000. In addition, we were required to perform an initial impairment review of our goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial and annual impairment tests and determined that goodwill was not impaired. For the years ended December 31, 2001 and 2000, net income, excluding the amortization of goodwill, would have been $264.9 million and $455.8 million, respectively. Basic and diluted earnings per share would have been $1.38 and $1.37, respectively, for 2001 and $2.40 and $2.36, respectively, for 2000.

In January 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires the measurement and recognition of the impairment of (i) long-lived assets to be held and used and (ii) long-lived assets to be held for sale. The implementation of SFAS No. 144 did not have a material impact on our results of operations or financial position at adoption or during the year ended December 31, 2002.

In June 2002, the Financial Accounting Standards Board issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and when the fair value can be determined. SFAS No. 146 is effective for any exit or disposal activities that are initiated after December 31, 2002.

In November 2002, Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN No.45 requires recognition of an initial liability for the fair value of the guarantor's obligation upon issuance of a guarantee. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN No.45as of December 31, 2002. The initial recognition and measurement provisions are effective on a prospective basis for guarantees issued or modified after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFASNo.148 amends the requirements of SFAS No.123 requiring prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We continue to use the intrinsic value method and, as a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued FIN No.46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No.46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if specific criteria are met. FIN No.46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No.46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN No.46 will have on our results of operations and financial position.

NOTE 3. TERMINATION OF PROPOSED COMBINATION WITH P&O PRINCESS

In October 2002, our proposed combination with P&O Princess was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. The net proceeds of $33.0 million were included in Other income (expense). We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(in thousands)                                                  2002                    2001
                                                            ------------             -----------

Land                                                        $      7,056             $     7,056
Ships                                                          9,404,959               8,289,028
Ships under capital lease                                        772,096                 771,131
Ships under construction                                         265,782                 396,286
Other                                                            378,345                 366,914
                                                            ------------             -----------
                                                              10,828,238               9,830,415
Less - accumulated depreciation and amortization              (1,551,754)             (1,224,967)
                                                            ------------             -----------
                                                            $  9,276,484             $ 8,605,448
                                                            ============             ===========

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $23.4 million, $37.0 million and $44.2 million for the years 2002, 2001 and 2000, respectively. Accumulated amortization related to ships under capital lease was $159.9 million and $136.2 million at December 31, 2002 and 2001, respectively.

NOTE 5. OTHER ASSETS

We hold convertible preferred stock in First Choice Holidays PLC denominated in British pound sterling valued at approximately $300 million. The convertible preferred stock carries a 6.75% coupon. Dividends of $20.3 million, $19.4 million and $9.2 million were earned in 2002, 2001 and 2000, respectively and recorded in Other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

NOTE 6. LONG-TERM DEBT Long-term debt consists of the following:

(in thousands)                                                              2002                   2001
                                                                        -----------             -----------

$1 billion unsecured revolving credit facility bearing
  interest at LIBOR plus 0.45% on balances
  outstanding, 0.2% facility fee, due 2003                              $        --             $   350,000
Senior Notes and Senior Debentures bearing
  interest at rates ranging from 6.75% to 8.75%,
  due 2004 through 2011, 2018 and 2027                                    1,835,591               1,950,341
Liquid Yield Option(TM) Notes with yield
  to maturity of 4.875%, due 2021                                           630,528                 600,878
Zero Coupon Convertible Notes with yield
  to maturity of 4.75%, due 2021                                            372,774                 355,628
$625 million unsecured term loan bearing interest
  at LIBOR plus 1.25%, due 2005                                             625,000                 625,000
$360 million unsecured term loan bearing interest
  at LIBOR plus 1.0%, due 2006                                              360,000                 360,000
$300 million unsecured term loan bearing interest
  at LIBOR plus 0.8%, due 2009 through 2010                                 300,000                 300,000
Unsecured term loan bearing interest at 8.0%, due 2006                       84,440                 109,250
Term loans bearing interest at rates ranging from 6.7% to
  8.0%, due through 2010, secured by certain Celebrity ships                466,209                 506,675
Term loans bearing interest at LIBOR plus 0.45% to 1.535%,
  due through 2010, secured by certain Celebrity ships                      379,609                  78,491
Capital lease obligations with implicit interest rates
  ranging from 7.0% to 7.2%, due through 2011                               390,687                 409,849
                                                                        -----------             -----------
                                                                          5,444,838               5,646,112
Less - current portion                                                     (122,544)               (238,581)
                                                                        -----------             -----------
Long-term portion                                                       $ 5,322,294             $ 5,407,531
                                                                        ===========             ===========

In May 2002, we entered into a $320.0 million term loan bearing interest at a variable rate of six-month LIBOR plus 1.535%, due through 2010 and secured by Constellation. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full.

During 2001, we drew $360.0 million under our unsecured term loan that bears interest at LIBOR plus 1.0%, due 2006. In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by Summit.

In May 2001, we received net proceeds of $339.4 million from the issuance of Zero Coupon Convertible Notes, due 2021. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option(TM) Notes due 2021, respectively.

The Liquid Yield Option(TM) Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option(TM) Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2002 for the Liquid Yield Option(TM) Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

During 2002 and 2001, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million each year to 2004 through 2007.

The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating.

The Senior Notes, Senior Debentures, Liquid Yield Option (TM) Notes and Zero Coupon Convertible Notes are unsecured. The Senior Notes and Senior Debentures are not redeemable prior to maturity.

We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2002. Following is a schedule of annual maturities on long-term debt as of December 31, 2002 for each of the next five years (in thousands):

Year

2003                      $  122,544
2004 (1)                     364,385
2005 (2)                   1,660,941
2006                         713,361
2007                         350,878

(1)      Includes $51.8 million related to our Zero Coupon Convertible
         Notes. This amount represents the $397.6 million accreted value of the notes as of May 18, 2004, the first date holders may require us to purchase any outstanding notes net of a $345.8 million loan facility available to us to satisfy this obligation. We may choose to pay any amounts in cash or common stock or a combination thereof.

(2) Includes the $697.2 million accreted value of our Liquid Yield Option(TM) Notes as of February 2, 2005, the first date holders may require us to purchase any outstanding notes. We may choose to pay any amounts in cash or common stock or a combination thereof.

NOTE 7. SHAREHOLDERS' EQUITY

In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue.

Our Employee Stock Purchase Plan, which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. Shares of common stock of 25,649, 33,395 and 40,838 were issued under the Employee Stock Purchase Plan at a weighted- average price of $17.34, $17.69 and $23.09 during 2002, 2001 and 2000, respectively.

Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2002, 2001 and 2000.

Compensation expense related to our "Taking Stock in Employees" program, which was discontinued effective December 31, 2001, was $1.6 million and $2.1 million in 2001 and 2000, respectively. Under the plan, employees were awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

We have three Employee Stock Option Plans which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. During 2001, two of the Employee Stock Option Plans were amended to increase the number of shares reserved for issuance by a total of 8,000,000 shares of common stock between the two plans. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

Stock option activity and information about stock options outstanding are summarized in the following tables:

STOCK OPTION ACTIVITY

                                                          2002                        2001                       2000
                                                ------------------------    ------------------------    ----------------------
                                                                WEIGHTED                    Weighted                   Weighted
                                                                 AVERAGE                     Average                    Average
                                                NUMBER OF       EXERCISE     Number of      Exercise     Number of     Exercise
                                                 OPTIONS         PRICE       Options         Price        Options        Price
                                                ----------      --------    ----------      --------    ----------     -------

Outstanding options at January 1                17,022,241      $21.49      11,291,784      $27.17       6,894,172      $24.82
Granted                                            617,600      $20.89       6,525,775      $12.41       5,036,100      $30.21
Exercised                                         (599,122)     $11.10        (104,526)     $13.22        (186,436)     $12.68
Canceled                                        (1,806,142)     $23.61        (690,792)     $29.84        (452,052)     $30.65
                                                ----------                  ----------                  ----------
Outstanding options at December 31              15,234,577      $21.63      17,022,241      $21.49      11,291,784      $27.17
                                                ==========                  ==========                  ==========
Options exercisable at December 31               7,890,128      $21.82       4,679,421      $20.79       2,707,234      $16.02
                                                ==========                  ==========                  ==========
Available for future grants at December 31       6,744,505                   5,871,763                   3,839,246
                                                ==========                  ==========                  ==========

STOCK OPTIONS OUTSTANDING
As of December 31, 2002                Options Outstanding                         Options Exercisable
-----------------------   -----------------------------------------------       -----------------------------
                                            Weighted          Weighted                            Weighted
                             Number         Average           Average             Number          Average
Exercise Price Range      Outstanding    Remaining Life    Exercise Price       Exercisable    Exercise Price
--------------------      -----------    --------------    --------------       -----------    --------------

$ 9.00-$ 9.90              4,843,071      8.16 years          $ 9.80             1,658,285       $ 9.68
$11.19-$20.30              3,590,838      5.88 years          $17.30             2,774,390       $16.52
$21.71-$28.78              3,958,018      6.93 years          $25.39             2,018,603       $25.22
$28.88-$48.00              2,842,650      6.67 years          $41.99             1,438,850       $41.25
                          ----------                                             ---------
                          15,234,577      7.03 years          $21.63             7,890,128       $21.82
                          ==========                                             =========

NOTE 8. EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share:

                                                                 Year Ended December 31,
                                                       -------------------------------------------------
(in thousands, except per share data)                    2002                2001                2000
                                                       --------            --------            ---------

Basic:
Net income                                             $351,284            $254,457            $ 445,363
  Less preferred stock dividends                             --                  --               (1,933)
                                                       --------            --------            ---------
Net income less preferred stock dividends              $351,284            $254,457            $ 443,430
                                                       ========            ========            =========
Weighted-average common shares outstanding              192,485             192,231              189,397
                                                       ========            ========            =========
Basic earnings per share                               $   1.82            $   1.32            $    2.34
                                                       ========            ========            =========
DILUTED:
Net income                                             $351,284            $254,457            $ 445,363
                                                       ========            ========            =========
Weighted-average common shares outstanding              192,485             192,231              189,397
  Dilutive effect of stock options                        3,246               1,250                1,428
  Convertible preferred stock                                --                  --                2,110
                                                       --------            --------            ---------
Diluted weighted-average shares outstanding             195,731             193,481              192,935
                                                       ========            ========            =========
Diluted earnings per share                             $   1.79            $   1.32            $    2.31
                                                       ========            ========            =========

NOTE 9. RETIREMENT PLANS

We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $8.5 million, $8.3 million and $7.3 million for the years 2002, 2001 and 2000, respectively.

Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan through their collective bargaining agreement. Benefits to eligible employees are accrued based on the employee's years of service. Pension expense was approximately $3.5 million, $3.2 million and $1.9 million in 2002, 2001 and 2000, respectively.

NOTE 10. INCOME TAXES

We and the majority of our subsidiaries are not subject to United States corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

NOTE 11. FINANCIAL INSTRUMENTS

The estimated fair values of our financial instruments are as follows:

(in thousands)                                                              2002                   2001
                                                                        -----------             -----------

Cash and Cash Equivalents                                               $   242,584             $   727,178
Long-Term Debt (including current portion of long-term debt)             (5,039,646)             (5,031,858)
Foreign Currency Forward Contracts gains (losses)                            37,376                 (99,110)
Interest Rate Swap Agreements in a net receivable position                   62,835                  35,668
Fuel Swap and Zero Cost Collar Agreements in a net
  receivable (payable) position                                               7,491                  (7,799)
                                                                        ===========             ===========

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2002 or 2001 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

CASH AND CASH EQUIVALENTS

The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

LONG-TERM DEBT

The fair values of our Senior Notes, Senior Debentures, Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities.

FOREIGN CURRENCY CONTRACTS

The fair values of our foreign currency forward contracts were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our firm commitments on ship construction contracts and forecasted transactions. We use foreign currency forward contracts to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2002, we had foreign currency forward contracts in a notional amount of $488.0 million maturing through 2003. Our foreign currency forward contracts related to firm commitments on ships under construction had aggregate unrealized gains of approximately $31.0 million and unrealized losses of approximately $99.3 million at December 31, 2002 and 2001, respectively. Approximately $6.4 million of unrealized gains on our foreign currency forward contracts related to forecasted transactions were deferred at December 31, 2002 and, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003. Deferred gains from hedging forecasted transactions were not material at December 31, 2001.

INTEREST RATE SWAP AGREEMENTS

The fair values of our interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. As of December 31, 2002, we had interest rate swap agreements which exchanged fixed interest rates for floating interest rates in a notional amount of $375.0 million, maturing in 2006 through 2011.

Market risk associated with our floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2002, we had interest rate swap agreements which, beginning January 2005, exchange floating rate term debt for a fixed interest rate of 4.395% in a notional amount of $25.0 million, maturing in 2008.

Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in interest rates. As of December 31, 2002, we had interest rate swap agreements that effectively change British pound sterling 50.0 million of sterling LIBOR-based operating lease payments to fixed rate lease payments with a weighted-average fixed rate of 5.05% beginning January 2004.

FUEL SWAP AGREEMENTS

The fair values of our fuel swap and zero cost collar agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap and zero cost collar agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2002, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $39.4 million, maturing through 2003. Approximately $6.7 million of unrealized gains and $7.0 million of unrealized losses on these contracts were deferred at December 31, 2002 and 2001, respectively. Deferred unrealized gains, if realized, will be recorded in earnings when the transactions being hedged are recognized in 2003.

Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency forward contracts are denominated in primary currencies.

NOTE 12. COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES

As of December 31, 2002, we had three ships on order for an additional capacity of 7,266 berths. The aggregate contract price of the three ships, which excludes capitalized interest and other ancillary costs, is approximately $1.3 billion, of which we have deposited $0.2 billion as of December 31, 2002. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.5 billion and $0.1 billion for 2003, 2004 and 2005, respectively.

LITIGATION

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit sought payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 United States Code Section 10313 and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action.

In October 2002, we entered into settlement agreements in connection with both lawsuits. Under the terms of the settlement agreements, we could be required to make aggregate payments of $20.0 million, for which we recorded a reserve as of September 30, 2002.

We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

OPERATING LEASES

On July 5, 2002, we added Brilliance of the Seas to Royal Caribbean International's fleet. In connection with this addition, we novated our original ship building contract and entered into a long-term operating lease denominated in British pound sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. The lease payments vary based on sterling LIBOR. In addition, we are obligated under other noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles.

As of December 31, 2002, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year
----
2003                   $ 47,020
2004                     46,858
2005                     43,538
2006                     40,582
2007                     39,870
Thereafter              196,065
                       --------
                       $413,933
                       ========

Total expense for all operating leases amounted to $24.3 million, $9.8 million and $6.7 million for the years 2002, 2001 and 2000, respectively.

Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Current facts indicate that an indemnification is not probable; however, if one occurs, we may have remedies available to us under the terms of the lease agreement.

OTHER

At December 31, 2002, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

Year
----
2003                $ 39,259
2004                  40,617
2005                  28,479
2006                  24,973
2007                  21,443
Thereafter           106,821
                    --------
                    $261,592
                    ========

NOTE 13. SUBSEQUENT EVENTS

We currently have canceled a total of five weeks of sailings in the first quarter of 2003 due to the unanticipated drydock of one ship.

NOTE 14. QUARTERLY DATA (UNAUDITED)


(in thousands,                  First                    Second                        Third                      Fourth
except per share data)         Quarter                   Quarter                      Quarter                     Quarter
                        ---------------------     ----------------------      ------------------------      ----------------------
                          2002         2001         2002          2001           2002           2001          2002          2001
                        --------     --------     --------      --------      ----------      --------      --------      --------

Revenues                $799,953     $726,878     $821,804      $821,674      $1,031,660      $940,721      $780,930      $655,977
Operating Income        $112,412     $ 90,084     $130,520      $135,275      $  241,597      $211,257      $ 66,446      $ 18,989
Net Income (Loss)       $ 52,813     $ 52,497     $ 66,700      $ 81,713      $  193,494      $159,212      $ 38,277      $(38,965)
Earnings (Loss)
 Per Share:
   Basic                $   0.27     $   0.27     $   0.35      $   0.43      $     1.01      $   0.83      $   0.20      $  (0.20)
   Diluted              $   0.27     $   0.27     $   0.34      $   0.42      $     0.99      $   0.82      $   0.20      $  (0.20)
Dividends Declared
 Per Share              $   0.13     $   0.13     $   0.13      $   0.13      $     0.13      $   0.13      $   0.13      $   0.13
                        ========     ========     ========      ========      ==========      ========      ========      ========

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


[PRICEWATERHOUSECOOPERS LOGO]

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Miami, Florida
February 28, 2003

                                                        SHAREHOLDER INFORMATION


CORPORATE OFFICE

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida  33132
Telephone (305) 539-6000
Telecommunications Display Device
(305) 539-4440
Internet http://www.royalcaribbean.com
http://www.celebrity.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
1900 Wachovia Financial Center
200 S. Biscayne Boulevard
Miami, Florida 33131-2330

COMMON STOCK

Transfer Agent & Registrar
Wachovia National Bank
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28262-1153
Internet http://www.wachovia.com

COMMON STOCK

Common stock of Royal Caribbean Cruises
Ltd. Trades on the New York Stock
Exchange (NYSE) and the Oslo Stock
Exchange (OSE) under the symbol "RCL."

The table below sets forth the quarterly high and low prices of the common stock on the New York Stock Exchange:

2002                    HIGH         LOW        2001                   High        Low
----                   ------      ------       ----                  ------      ------

First Quarter          $23.95      $16.03       First Quarter         $30.25      $19.87
Second Quarter          24.38       19.35       Second Quarter         23.09       18.65
Third Quarter           20.59       14.00       Third Quarter          24.88        7.75
Fourth Quarter          22.44       15.00       Fourth Quarter         17.60        8.32

ANNUAL MEETING

The annual meeting will be held on Tuesday, May 20, 2003 at 11 a.m. at the Hyatt Regency, Miami, Florida.

AVAILABILITY OF FORM 20-F

A copy of the Company's annual report on Form 20-F is available through the Company's investor relations website on the Internet at www.rclinvestor.com. In addition to this Internet site, a copy will be provided without charge upon written request to the Company.

[ROYAL CARIBBEAN INTERNATIONAL LOGO]                   [CELEBRITY CRUISES LOGO]


    ROYAL CARIBBEAN CRUISES LTD., 1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132